UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Portalarium, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 24, 2009

Physical address of issuer
3410 Far West Blvd, Suite 275, Austin, TX 78731

Website of issuer
www.shroudoftheavatar.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series B Preferred Stock

Target number of securities to be offered
20,309 Shares

Price (or method for determining price)
$1.231 Per Share

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
July 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
29

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

Exhibit A	Offering Memorandum Part II of Offering Statement
Exhibit B	Financial Statements
Exhibit C	SeedInvest Profile
Exhibit D	Investor Deck
Exhibit E	Video Transcript

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

May 31, 2017

Portalarium, Inc.

Up to $1,000,000.00 of shares of Series B Preferred Stock

Portalarium, Inc. ("Portalarium", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series B Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 31, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000.00 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by July 31, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches its Closing Amount prior to July 31, 2017, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.shroudoftheavatar.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this offering may be found at:
https://www.seedinvest.com/portalarium/series.b

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Portalarium, Inc. (the "Company") is a Delaware Corporation, formed on September 24, 2009.

The Company is located at 3410 Far West Blvd, Suite 275, Austin, TX 78731.

The Company's website is www.shroudoftheavatar.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/portalarium/series.b and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
The Company is in the final phase of development of Shroud of the Avatar, the 2nd largest crowd funded game in history, with over $11M raised from the players' community since the completion of the Company's $7.5M Series A in Q2 2012.

The Business Plan
Portalarium Inc. is a videogame developer transforming the way massively multiplayer online role playing games (MMORPGs) are designed and enjoyed. Shroud of the Avatar features an entirely player driven economy, an open development method that heavily involves and engages the player community, and most importantly puts players first.

The Offering

Minimum amount of Series B Preferred Stock being offered	20,309 ($25,000/1.231)
Total Series B Preferred Stock outstanding after offering (if minimum amount reached)	1,479,691
Maximum amount of Series B Preferred Stock	812,348 ($1,000,000/1.231)
Total Series B Preferred Stock outstanding after offering (if maximum amount reached)	687,652
Purchase price per Security	$1.231
Minimum investment amount per investor	$500.00
Offering deadline	July 31, 2017
Use of proceeds	See the description of the use of proceeds on pages 17-18 hereof.
Voting Rights	See the description of the voting rights on pages 27-29 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We are an independent development company and are building our first large-scale product.
The Company was formed in September 2009 and is creating its first major product. Investment in the Company is highly speculative because it entails significant risk that we may never become commercially viable. We need to complete development of our product, and while the funds raised through this offering will be used to fund the development of our product (i.e., the game Shroud of the Avatar), we will require additional funding after this offering to complete the development and then launch our product. Once developed, we will need to transition from a company focused on development to a company that is also capable of successfully marketing, launching and operating the product. We may not be successful in such a transition. As an independent developer, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are subject to all of the risks that are commonplace among independent developers and should be considered as a startup business with significant risk that may face various difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching projected goals and milestones; competition from larger, more established companies; and difficultly recruiting and retaining qualified employees and other personnel. The Company may encounter these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that its business model and plans will be successful or that it will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies continue as a going concern.

Our future revenue is unpredictable and is based upon a single initial game that is currently under development.
We cannot guarantee that Shroud of the Avatar or any future products will be successfully developed or that our products will be profitable. Our business is speculative and dependent upon the acceptance of our products and the effectiveness of our marketing program to convince players to choose our products. We cannot assure that consumers will accept our products or that we will earn any revenues or profit. Investors may lose their entire investment. In addition, there is a substantial risk that we may not receive sufficient funding after this offering to complete the development of our game. It is also difficult to accurately forecast our revenues and operating results, and they may fluctuate in the future due to a number of factors. These factors include, but are not limited to, player acceptance of our games, competition from other market participants, and adverse changes in general economic, industry and regulatory conditions and requirements.

The loss of key personnel, or the inability to attract talent, could adversely impact our business.
Our success is largely dependent on the retention of certain key personnel, including, but not limited to, our Chief Executive Officer, Creative Director and member of the board of directors, Richard Garriott de Cayeux, and our Executive Producer, Starr Long. Our success is also dependent on the retention of certain of key team members focused on the design, development, engineering and/or production of the product. The loss of services of one or more of any of these key personnel members from our Company could adversely affect our business, projected sales, revenue and prospects. Our success is also dependent on our ability to hire and retain other key team members to assist in, among other things, the production, development and operations of the product. Competition for qualified personnel in the gaming industry is high, and we may

have difficulty in hiring and/or retaining necessary personnel for a variety of reasons, including, without limitation, such competitive nature.

We face significant market competition from larger competitors.

While many new products are regularly introduced in our industry, it is increasingly difficult to produce high-quality products and to predict, prior to completing product development, what products will succeed. Competitors often develop products that could replicate or compete with products of competitors, which in turn hinders growth of a customer base and profitability. Products published by our competitors may take a larger share of players spending than anticipated, which could cause our product sales to fall below expectations. Players may lose interest in our product. If our competitors develop more successful products and/or offer competitive products at lower prices, our revenues, margins and profitability could be impaired. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. The availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to finance larger budgets for development and marketing, and make higher offers to licensors and developers for commercially desirable properties as well as adopt more aggressive pricing policies to develop more commercially successful products. In addition, larger competitors may have greater leverage with distributors, retailers and other players.

If our game does not function as players expect, it may have a negative impact on our business and model.

If our initial product does not function as players expect, our projected sales may suffer and it may negatively impact our business. Re-developing the product to satisfy players could adversely impact the product and disappoint consumers. Additionally, if players do not find our product compelling, our projected revenue and sales will lower and negatively impact our business.

Our players may choose other games and/or other forms of entertainment, and if players do not find our game compelling then our projected revenue will decline.

Our player base will drive our revenue and success. The gaming industry is a highly speculative and competitive industry, and players may be critical of our product or business practices for a wide variety of reasons. If players choose other products and/or other forms of entertainment (whether by any action or inaction of our Company or our product), our projected revenue and business will decline. In addition, if our product does not function as players anticipate, if players find products that are more satisfying from their perspective, and/or if players do not find our product entertaining or compelling to their satisfaction, players may choose other products (or otherwise elect to just not use our product), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.

The game may have a short lifecycle and fail to generate significant revenues.

The video game industry is characterized by short product lifecycles and the frequent introduction of new games. Many products do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development and distribution. A significant percentage of the sales of new products generally occurs within a relatively short period following the release of a game. Any competitive, financial, technological or other factor which delays or impairs the ability to introduce and sell games could adversely affect our operating results.

Investors may suffer potential loss or dissolution and termination.
In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

Actual results may vary from any projection we present.
We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

If general economic conditions decline, demand for our product could decline.
Our product will involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of a product like ours, during periods in which favorable economic conditions prevail. As a result, our product will be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses in an effort to offset that reduction, and could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and liquidity.

Our operating costs and unpredictable.
In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

If we issue additional shares of our stock, stockholders may experience dilution in their ownership of our Company.
We have the right to raise additional capital or incur borrowings from third parties to finance our business. In the future we may issue more shares of our common stock or preferred stock. Consequently, stockholders may experience more dilution in their ownership of us in the future.

Certain future distribution relationships have not been established.
The Company has established and will establish certain relationships with others, which may include publishing, marketing or distribution partners in certain geographic territories or for certain game platforms. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and

profitability and the likelihood of returns to any or all of our stockholders could be adversely affected.

There is no public market for the securities and you will have to hold your securities indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your securities, or a sale of the business.

Currently, there is no public or other trading market for the securities and there is no current intent to create a public market for the securities. Further, there can be no assurance that the Company will be able to facilitate a private sale of your securities or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Company is of a long-term nature. Accordingly, purchasers of securities will bear the economic risk of investment for an indefinite period of time.

Our buy-to-play business model may not be accepted by the market.

Our buy-to-play business model has not been adequately tested in the market, and if the model is not accepted by the market, our business and projected revenue and sales will be negatively impacted. We believe that the buy-to-play business model will be accepted, but cannot confidentially predict the market acceptance for a variety of reasons, including, without limitation, the rise and use of the free-to-play business model in the market. Our buy-to-play business model also depends on sales of subscriptions and digital items, and our results will be materially impacted if we cannot execute on this model.

Marketing costs are volatile and can impact our growth and profitability.

Marketing of our product and Company can be done through a variety of outlets, and part of the success of our product may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

We may experience significant revenue fluctuations due to a variety of factors.

We may experience significant fluctuations in sales of the product due to a variety of factors, including the timing of the release of the product, the popularity of the product, the timing of customer purchases, fluctuations in the size and rate of growth of consumer demand for the product, and the accuracy of forecasts of consumer demand. Our expectations of future game revenue are based on certain assumptions and projections, and our operating results will be disproportionately and adversely affected by a failure of the product to meet sales expectations. There can be no assurance that we can maintain consistent revenue, and any significant fluctuations in revenue may reduce the value of your investment.

If the product contains defects, the product's and the Company's reputation could be harmed and revenue would be adversely affected.

The product will be an extremely complex software program, and is difficult to develop. While we have quality controls in place to detect defects, these quality controls will be subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in the product before it is released into the marketplace. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value your investment.

The video game industry is subject to increasing regulation of content, consumer privacy, and distribution.

Non-compliance with laws and regulations could materially adversely affect our business.

The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where the Company intends to distribute the product. Such regulation could harm our business by limiting the size of the potential market for the product and by requiring additional differentiation between products for different countries to address varying regulations. If our Company and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

If the product infringes on the intellectual property rights of others, costly litigation would negatively affect sales and our business may suffer.

Some of the images and other content in the product may inadvertently infringe upon the intellectual property rights of others. Although we will make efforts to ensure that the product does not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. Infringement claims against the Company, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to stop development, stop selling a game, redesign the product or require us to obtain a license such intellectual property, all of which would be costly and may increase costs and/or negatively affect revenues received by the Company and the value of your investment. We cannot be certain that a game will not infringe on issued trademarks, patents, and copyright rights of others. Our Company may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and thus can negatively affect the results of our operations.

If consumers move away from the platform or platforms our games are distributed on, our growth and revenue would be materially affected.

The Company's product will be delivered on the personal computer ("PC") platform, and there is a possibility that it may be delivered on console platforms in the future. If consumers begin to migrate to other platforms, such mobile and/or tablet devices, and the installed base of the platform(s) that the Company has delivered its product(s) loses momentum, the Company's revenue and growth opportunities will be directly and materially affected.

There can be no assurance that we will develop the game on our projected timeline or at all, or that the product will function as intended once developed.

There can be no assurance that we can develop Shroud of the Avatar to be a saleable or successful game. Investors must consider that we may not be able to create a game that we can effectively distribute or market. There can be no assurance that we will be able to develop the product on time or at all, or that the product will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected, as will the value of your investment.

Risks Related to the Securities

There is not currently and may never be a public market for the Series B Preferred Stock.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series B Preferred Stock. Because the shares of Series B Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series B Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series B Preferred Stock may also adversely affect the price that you might be able to obtain for the Series B Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current officers and directors (and their affiliated investment funds) own approximately 71.75% of the Company's fully diluted shares. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution.
Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Series B Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series B Preferred Stock vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
The company is in the final phase of development of Shroud of the Avatar, the 2nd largest crowd funded game in history, with over $11M raised from the players' community since the completion of the company's $7.5M Series A in Q2 2012.

Business Plan
Globally, there are 1.2 billion active gamers who are projected to generate nearly $100 billion in revenue in 2016. China is the largest market (followed by the U.S.) and accounts for one quarter of the entire global game market. Global game revenue is projected to grow at a compound annual growth rate of 6.6% over the next few years, and reach $118.6 billion by 2019. In 2015, there were 155 million gamers in the United States, four out of every five U.S. households owned a device used to play video games, and there was an average of two gamers per household. That year, total game purchases (video, computer, and other formats) in the U.S. totaled $16.5 billion, a 7% increase from 2014. In the U.S., strategy-based games were the most

popular computer game genre (36.4% of all units sold), while shooter-based games (24.5% of all units sold) were the most popular video game genre. Massively multiplayer online games (MMOs) encompass a wide range of genres including role-playing (e.g. World of Warcraft), shooter games, and a more recent and increasingly popular category called multiplayer online battle arenas (MOBAs), which includes games such as League of Legends. MMOs are projected to earn $19.8 billion in revenue in 2016, about 60% of all digital PC game revenue. The market is projected to grow at a compound annual growth rate of 8%, and reach $26 billion by 2019. As more gamers, especially in Asia, shift to free-to-play games, virtual currency used to purchase virtual goods and avatars (i.e. microtransactions) is expected to account for more than 50% of revenue in the global MMO game market. Shroud of the Avatar business model relies on multiple revenue streams: Buy-to-Play: Retail premium product. Buy once, play forever ($45) Add-on Store: o In-game currency ("Gold") can be purchased to buy virtual (in-game) items o Virtual (in-game) items can also be purchased directly in the add-on store; these include land, home, to special-edition and unique items (prices range from single digit dollars to thousands of dollars) As the game gains momentum in the US market, Portalarium will also consider distribution agreements in foreign territories which typically include upfront licensing fees/advances plus ongoing revenue share from in-game sales.

History of the Business
The Company was founded by Richard Garriott de Cayeux on September 24, 2009.

The Company's Products and/or Services

Product / Service	Description	Current Market
Shroud of the Avatar	Shroud of the Avatar features an entirely player driven economy, an open development method that heavily involves and engages the player community, and most importantly puts players first.	There are 1.2 billion active gamers globally and the global game market has now reached nearly $100 billion in revenue.

The software is currently in development and expected to launch in July 2017 at which point sales are expected to increase.

The Company has a highly engaged player community of over 150k registered players who have logged in aggregate over 3 million hours of gameplay. All players are part of a single server vs. traditional server "shards" which separate players arbitrarily into separate servers. The Company currently has over 60,000 customers who have pre-ordered the game and/or additional game rewards through consumer crowdfunding. Our target market includes video game enthusiasts, particularly those who play massively multiplayer online role-playing games (MMORPGs). As the game gains momentum in the US market, Portalarium will also consider distribution agreements in foreign territories which typically include upfront licensing fees/advances plus ongoing revenue share from in-game sales.

Competition
The Company's primary competitors are Guild Wars; World of Warcraft; Star Wars: Knights of the Old Republic.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. The Company has been able to successfully recruit employees with the qualifications necessary to develop the product. Potential obstacles are competition from established companies. The Company develops the game in house and has crowd sourced via the player community approx. 90% of game music and 10% of environmental art.

The Company currently has over 60,000 customers who have pre-ordered the game and/or additional game rewards through consumer crowdfunding. Our target market includes video game enthusiasts, particularly those who play massively multiplayer online role-playing games (MMORPGs).

Intellectual Property and Research and Development

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Richard Garriott de Cayeux	Royalty free exclusive license agreement	Company has a royalty free exclusive license agreement with Mr. Richard Garriott with regard to the creation of new commercial products and derivative works or products	NA (the license is valid during the term of Mr. Garriott's employment with the Company).

We are constantly developing and innovating new items and customer experiences. We do not allocate a distinct portion of our operating budget to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
3410 Far West Blvd. Suite 275 Austin, TX 78731	Lease	The Company has a 3 year lease for its current office space that currently requires rent of $5,077.92 per month running from November 2015 through October 2018

Governmental/Regulatory Approval and Compliance
N/A

Litigation
None

Other
The Company's principal address is 3410 Far West Blvd, Suite 275, Austin, TX 78731

The Company has the following additional addresses:

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	89.5%	$22,375	9.55%	$95,500
Marketing Expenses	0%	$0	30%	$300,000
Research & Development	0%	$0	32.95%	$329,500

General Working Capital	10.5%	$2,625	27.5%	275,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Hull Youngblood

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2014-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
General Counsel & Exec. VP, Emerald Correctional Management, LLC, Jan. 2015-present
Of Counsel, Ford Murray pllc, Aug. 2011 – present

Education
Baylor University, Waco, Texas, BBA, 1974
Baylor University School of Law, JD, 1976

Name
Dallas Snell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2009-present
Founder, Chairman, Chief Operations Officer, Sep 2009 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, Chairman, Chief Operations Officer, Sep 2009 – Present

Education

The University of Texas at San Antonio, Social Psychology, 2003 – 2004

Name
Starr Long

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2014-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Executive Producer, July 2013 – Present

Education
Louisiana State University, Bachelor of Arts, Theatre, 1988 – 1992

Name
Joe Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2012-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Works fulltime for m8 Capital

Education
University of Cambridge, M.Phil., 1989 – 1990
Harvard University, A.B., Economics, 1980 – 1984

Name
Bradley Harrison

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2014-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Works fulltime for Scout Ventures

Education

Massachusetts Institute of Technology - Sloan School of Management, MBA, New Product and Venture Development, 1999 – 2001
United States Military Academy at West Point, BS, Theoretical Economics, 1990 – 1994

Name
Richard Garriott de Cayeux

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO & Creative Director, 2009-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO & Creative Director, 2009-present

Education
Queen Mary University of London, Doctor Science, 2008 – 2010
University of Texas, Electrical Engineering, 1979 – 1982

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Richard Garriott de Cayeux

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO & Creative Director, 2009-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO & Creative Director, 2009-present

Education
Queen Mary University of London, Doctor Science, 2008 – 2010
University of Texas, Electrical Engineering, 1979 – 1982

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors

Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 29 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	**Series A Preferred Stock**
Amount outstanding	3,335,245
Voting Rights	All investors in the Company's Series A Preferred Stock are subject to the Portalarium, Inc. Voting Agreement, made and entered into as of the 29th day of June, 2012, by and among Portalarium, Inc., each holder of the Company's Series A Preferred Stock. That Voting Agreement contains Drag Along rights as well as Restrictions on Sales of Control of the Company.
Anti-Dilution Rights	Weighted-Average Anti-dilution Adjustment
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by	16.5%

the holders of such securities (assuming conversion prior to the offering if convertible securities).	

Type of security	**Common Stock**
Amount outstanding	12,040,292
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	59.7%

The Company has the following debt outstanding: None.

Ownership
A majority of the Company is owned by Richard Garriott de Cayeux.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Percentage Owned Prior to Offering**
Richard Garriott de Cayeux	52.4%

Following the Offering, the Purchasers will own 0.1% of the Company if the Target Amount is raised and 3.84% if the Maximum Amount is raised on a fully diluted basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Recognized revenues to date have been

through book sales, while all product sales are recorded as deferred revenues, as discussed in Note 4 of Exhibit B to the Form C, as the revenue recognition criteria has not yet been completed.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows. The software is currently in development and expected to launch in July 2017 at which point sales are expected to increase.

The Company has entered into revenue sharing arrangements with certain third parties in international countries in order to more target these markets more effectively and efficiently. These revenue sharing arrangements vary in terms and could impact future cost of sales and gross margins of the Company. In addition, the Company may explore additional services, service lines, and products in the future that may have an impact on costs of sales and gross margins.

The Company currently requires approximately $230,000 a month to sustain operations.

Liquidity and Capital Resources
The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

The company may look for additional financing to complete future episodes.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

The Company has a 3-year lease for its current office space that currently requires rent of $5,077.92 per month running from November 2015 through October 2018

Material Changes and Other Information Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation
Based on the Offering price of the Securities, the pre-offering value ascribed to the Company is $25,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

Description of securities

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Restated Certificate of Incorporation, the Bylaws and the Purchase Agreement. The Company has yet to file the Restated Certificate of Incorporation and will do so prior to any closing.

The securities offered in this offering.

Investors in this offering can purchase shares of Series B Preferred Stock at a price of $1.231 per share. The terms of the shares of Series B Preferred Stock are described below in “Classes of securities of the Company”.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $500,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of July 31, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. The Company is offering the Series B Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered “Major Purchasers,” and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing.
- a right a first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Classes of securities of the Company

Common Stock

Dividend Rights

Subject to the rights of the holders of Preferred Stock, holders of Common Stock are entitled to receive dividends as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In general, in the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Stock (on an as-converted basis) after payment of all the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of our Series B Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Series A Preferred Stock also has certain preferential rights to dividends. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock (Series A and Series B) voting together as a separate class. These matters include any vote to:

- amend the Certificate of Incorporation or Bylaws;
- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or
- consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

The holders of Series A Preferred Stock may designate one person to serve on the Company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series A Preferred Stock are currently convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Series B Preferred Stock

Dividend Rights

Holders of Series B Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Series B Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock (Series A and Series B) voting together as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series B Units of Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series B Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series B Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series B Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's Board, and a majority of both (i) the holders of the Company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Rights under the Purchase Agreement

All Non-Major Purchasers of Series B Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series B Preferred Stock vote to terminate the agreement.

Dilution

The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
In March 2017, a related party to the Company exercised warrants for 22,498 shares of common stock and warrants for 89,995 shares of common stock. The exercise price of all instruments was $0.0001 per share)

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
The intermediary will notify investors when the target offering amount has been met;
The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company’s name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard Garriott de Cayeux
(Signature)

Richard Garriott de Cayeux
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard Garriott de Cayeux
(Signature)

Richard Garriott de Cayeux
(Name)

CEO & Creative Director
(Title)

May 31, 2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Portalarium, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Portalarium, Inc.

TABLE OF CONTENTS

To the Stockholders of
Portalarium, Inc.
Austin, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Portalarium, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 19, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PORTALARIUM, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 618,794	$ 710,568
Prepaid expenses	14,889	5,817
Deposits	12,440	12,440
Total Current Assets	646,123	728,825
Non-Current Assets:		
Property and equipment, net	18,041	18,193
Capitalized software	1,897	4,258
Total Non-Current Assets	19,938	22,451
TOTAL ASSETS	$ 666,061	$ 751,276
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 22,699	$ 13,613
Accrued expenses	107,601	90,389
Deferred revenue - licensing agreement	500,000	500,000
Deferred revenue	10,772,003	7,898,916
Total Current Liabilities	11,402,303	8,502,918
Total Liabilities	11,402,303	8,502,918
Stockholders' Equity (Deficiency):		
Preferred Stock, $0.0001 par, 3,500,000 shares authorized, 3,335,245 and 3,335,245 shares issued and outstanding as of December 31, 2016 and 2015, respectively.	334	334
Common Stock, $0.0001 par, 50,000,000 shares authorized, 4,395,917 and 4,395,917 shares issued and outstanding as of December 31, 2016 and 2015, respectively.	440	440
Additional paid-in capital	7,352,066	7,268,087
Accumulated deficit	(18,089,082)	(15,020,503)
Total Stockholders' Equity (Deficiency)	(10,736,242)	(7,751,642)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 666,061	$ 751,276

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PORTALARIUM, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 19,225	$ 11,888
Operating Expenses:		
Research & development	2,733,259	2,732,870
General & administrative	318,437	299,192
Sales & marketing	36,108	27,936
Total Operating Expenses	3,087,804	3,059,998
Income/(loss) from operations	(3,068,579)	(3,048,110)
Provision for income taxes	-	-
Net Loss	$(3,068,579)	$(3,048,110)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PORTALARIUM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Preferred Stock		Common Stock				Total Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	
Balance at January 1, 2015	3,335,245	$ 334	4,395,917	$ 440	$ 7,140,472	$ (11,972,393)	$ (4,831,147)
Stock compensation	-	-	-	-	127,615	-	127,615
Net loss	-	-	-	-	-	(3,048,110)	(3,048,110)
Balance at December 31, 2015	3,335,245	$ 334	4,395,917	$ 440	$ 7,268,087	$ (15,020,503)	$ (7,751,642)
Stock compensation	-	$ -	-	$ -	$ 83,979	$ -	$ 83,979
Net loss	-	-	-	-	-	(3,068,579)	(3,068,579)
Balance at December 31, 2016	3,335,245	$ 334	4,395,917	$ 440	$ 7,352,066	$ (18,089,082)	$ (10,736,242)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PORTALARIUM, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (3,068,579)	$ (3,048,110)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	12,921	8,644
Stock compensation	83,979	127,615
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(9,072)	7,432
(Increase)/Decrease in deposits	-	(8,714)
Increase/(Decrease) in accounts payable	9,086	13,614
Increase/(Decrease) in accrued expenses	17,212	27,120
Increase/(Decrease) in deferred salaries	-	(50,308)
Increase/(Decrease) in deferred revenues	2,873,087	3,183,859
Net Cash Provided by (Used In) Operating Activities	(81,366)	261,152
Cash Flows From Investing Activities		
Purchase of property and equipment	(10,408)	(15,515)
Cash paid for capitalized software	-	(3,630)
Net Cash Used In Investing Activities	(10,408)	(19,145)
Net Change In Cash	(91,774)	242,007
Cash at Beginning of Period	710,568	468,561
Cash at End of Period	$ 618,794	$ 710,568
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Portalarium, Inc. (the "Company"), is a corporation organized September 29, 2009, under the laws of Texas, subsequently converted to a Delaware corporation on June 21, 2012. The Company is developer and publisher of massively multiplayer online role playing games.

As of December 31, 2016, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances exceeded FDIC insured limits by $292,783 and $402,314, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 3-5 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 154,592	$ 144,185
Accumulated depreciation	(136,551)	(125,992)
Property and equipment, net	$ 18,041	$ 18,193
Depreciation expense	$ 12,921	$ 8,644

Software Development Costs

The Company accounts for software development costs in accordance with FASB 985-20, *Costs of Computer Software to be Sold, Leased, or Marketed.* Costs incurred during the period of planning and development, and prior to determining technological feasibility, are expensed to operations as research and development in the period incurred. Technological feasibility is generally determined once substantially all product development and testing has been completed, including development of a working model. The Company capitalizes certain costs in the development of its proprietary games for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred.

The Company expensed $2,733,259 and $2,732,870 of costs related to the development of its game software during the years ended December 31, 2016 and 2015, respectively, to research and development, as the technological feasibility of the game was not achieved as of December 31, 2016 or 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Recognized revenues to date have been through book sales, while all product sales are recorded as deferred revenues, as discussed in Note 4, as the revenue recognition criteria has not yet been completed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2016 and 2015, the Company had net operating loss carryforwards of $8,188,216 and $8,112,525, respectively. The Company incurs Federal and Texas income taxes at rates of approximately 34% of net income and 1% of gross margin, respectively, and has used an effective blended rate of 34.7% to derive a net deferred tax asset of $6,779,918 and $5,747,042 as of December 31, 2016 and 2015, respectively, related to tax-effected net operating loss carryforwards, book-to-tax accrual differences, deferred revenue recognized as taxable income in 2016 and 2015, and other items. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they begin to expire in 2029, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company's net operating loss carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of our net operating loss carryforwards before they are utilized.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2016 and 2015, the Company recognized no interest and penalties.

The Company files U.S. Federal and Texas state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits in recent years, has sustained net losses of $3,068,579 and $3,048,110 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $18,089,082 and $15,020,503 as of December 31, 2016 and 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEFERRED REVENUE

The Company has been accepting deposits and pre-selling its product "Shroud of Avatar." The final product is not ready for sale and therefore no orders have been fulfilled to date. The Company has deferred revenue from presale activities of $10,772,003 and $7,898,916 as of December 31, 2016 and December 31, 2015, respectively.

NOTE 5: STOCKHOLDERS' EQUITY

The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 3,500,000 shares of $0.0001 par value preferred stock. The preferred stock is designated as Series A Preferred Stock. As of each December 31, 2016 and 2015, 4,395,917 shares of common stock were issued and outstanding. As of each December 31, 2016 and 2015, 3,335,245 shares of Series A Preferred Stock were issued and outstanding.

Series A Preferred Stock have certain non-cumulative dividend rights over common stock, liquidation preferences over common stock, are optionally convertible into common stock with dilution protections on the conversion rate, are mandatorily convertible to common stock upon an initial public offering, contain other protective provisions, and have voting rights commensurate with common stockholders. The Series A Preferred Stock is redeemable at the election of the majority of preferred stockholders at any time on or after June 29, 2017 at a redemption price of $2.5876 per share, payable in three annual installments.

NOTE 6: LICENSING AGREEMENT

In March 2015, the Company entered into a licensing agreement with another entity (the "Licensee"), providing the Licensee exclusive rights to market, operate, and commercially exploit the Company's product in certain languages in certain countries. Under the agreement terms, the Company receives an upfront license fee of $500,000 in 2015 and $500,000 in 2017, along with royalties on the Licensee's net revenues from the licensed rights, where the license fee is recoupable from future royalties. The term of the agreement is initially three years from the effective date of March 2015, and upon the expiration of the initial term, the term of the agreement is prolonged by one-year successive periods, provided that the royalty amount for each most recent 12 month period is at least 20% of the royalty amount for the first 12 months following the commercial launch.

During 2015, $500,000 of the license fee was received, and no further payments have been made through December 31, 2016. As the up-front licensing fee is congruent to the intellectual property rights conveyed in the agreement, following ASC 606-10-55-56, the Company has determined it appropriate to account for the upfront fee portion of the licensing fee as a payment on a single performance obligation over the life of the contract, and therefore has deferred these revenues until performance of the contractual obligations under the terms of the agreement.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2010 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 11,407,802 shares as of December 31, 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 1,488,001 as of December 31, 2016.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2015 is as follows:

	2015
Risk Free Interest Rate	1.57%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$ 0.330

A summary of information related to stock options for the years ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	9,594,801	$ 0.13	8,493,545	$ 0.05
Granted	-	$ -	1,101,256	$ 0.74
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	9,594,801	$ 0.13	9,594,801	$ 0.13
Exercisable at end of year	9,091,700	$ 0.09	8,869,303	$ 0.08
Weighted average grant date fair value of options granted during year	N/A		$ 0.330	
Weighted average duration to expiration of outstanding options at year-end (years)	6.2		7.2	

Stock-based compensation expense of $83,979 and $127,615 was recognized under FASB ASC 718 for the years ended December 31, 2016 and 2015, respectively. Total unrecognized compensation cost related to stock option awards amounted to $151,820 as of December 31, 2016 and will be recognized over a weighted average period of 27 months.

Warrants

On April 29, 2011, the Company issued warrants to purchase a total of 592,556 shares of common stock in connection with convertible promissory notes dated April 30, 2010. The exercise price for the common stock warrants is $0.0001 per share. The warrants expire in April 2018 and are subject to automatic conversion if the fair value of the Company's stock exceeds the exercise price as of the expiration date.

On May 20, 2011, the Company issued warrants to purchase a total of 1,030,826 shares of common stock in connection with convertible promissory notes dated May 20, 2011. The exercise price for the common stock warrants is $0.0001 per share. The warrants expire in April 2018 and are subject to automatic conversion if the fair value of the Company's stock exceeds the exercise price as of the expiration date.

Total warrants forfeited through December 31, 2016 and December 31, 2015 were 585,831.

Total warrants outstanding as of December 31, 2016 and December 31, 2015 were 1,037,551, all having exercise prices of $0.0001 per share.

NOTE 8: LEASE OBLIGATIONS

Effective September 22, 2015, the Company entered into a lease agreement for office space. The lease term commenced on November 1, 2015 and expires on October 31, 2018. Monthly lease obligations under the lease range from $5,731 to $8,859 per month. Rent expense for the years ended December 31, 2016 and 2015 totaled $89,773 and $48,252, respectively.

The following are the minimum future lease obligations on the Company's lease agreement:

December 31,	Lease Obligations
2017	$ 103,403
2018	$ 87,427

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Stock Issuances

In March 2017, an officer of the Company exercised options for 7,500,000 shares of common stock and warrants for 31,882 shares of common stock. The exercise price of all instruments was $0.0001 per share.

In March 2017, a related party to the Company exercised warrants for 22,498 shares of common stock and warrants for 89,995 shares of common stock. The exercise price of all instruments was $0.0001 per share.

Option Issuances

In March 2017, the Company issued 325,000 stock options exercisable into of common stock at an exercise price of $0.74 per share.

Management's Evaluation

Management has evaluated subsequent events through May 19, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C


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Shroud of the Avatar

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Portalarium

Game developer led by gaming industry icons transforming massively multiplayer online role playing games (MMORPGs). Edit Profile

$500	$25,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: http://www.portalarium.com

Share:

Portalarium is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Portalarium without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights ▸
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Risks & Disclosures
Data Room

Contact SeedInvest

MMO Market
$20 Billion

Global Active Gamers
1.2 Billion

- VC investors include Founders Fund and m8 Capital
- Second largest crowdfunded game in history (over $11M raised) since completion of Series A in Q2 2012
- Over 60k volunteer testers who have logged over 3 million hours / 300 years of gameplay
- Led by veteran game developer and entrepreneurs, Richard Garriott and Starr Long
- Over 150,000 player registrations

- Round Size: US $2,000,000
- Raise Description: Series B
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $25,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Portalarium is a leading creator of immersive virtual worlds with a history of, and devotion to, taking players on imaginative journeys.

Videogame development company Portalarium is preparing to release Shroud of the Avatar, the spiritual successor to Richard Garriott's Ultima series. Players that seek to unravel the mysteries of Shroud of the Avatar will find themselves immersed in a deep narrative, co-written by Richard Garriott and New York Times bestselling fantasy author Tracy Hickman, replete with ethical dilemmas and moral consequences that will follow players' characters throughout the game. Whether as the ruler of a player-owned town with hundreds of real players as residents, a dragon-slaying adventurer, or a master craftsman sought by fellow players across the world of New Britannia, the Shroud of the Avatar sandbox provides players with the next leap in the evolution of massively multiplayer games, a key segment of the games market pioneered by Portalarium founder Richard Garriott in the 1990s. The MMO market has since grown to over $20 billion in annual revenues.

Product & Service

Shroud of the Avatar is a detailed sandbox-style MMORPG in a third-person view played with a mouse and keyboard. The player-first mindset gives Avatars the freedom to explore the world as they choose: slay a dragon, establish trade routes, craft weapons and armor, or conquer a town. Shroud of the Avatar provides players with a real world where they can do real exploration, and are faced with choices that have real consequences.

REAL World

Shroud of the Avatar builds a real world by giving real people (the players) a far larger role in the land of New Britannia than other games. Homes, shops, and entire towns can be owned and customized by players giving each location a truly “human” touch, and like real world real estate, the number of available properties is finite. The economy is entirely player-driven with the most valuable items only available from fellow Avatars who have mastered their crafting skills. A dynamic skill-based combat system also engages players by breaking away from the “min-max spreadsheets” of traditional MMO combat.

REAL Exploration

Unlike traditional MMOs, which often direct players with exclamation marks and arrows on the map, Shroud of the Avatar lets players actually explore. Instead of rigid branching conversations, players may engage NPCs in parsed, multi-sentence interactions. Only by asking the right questions will players unlock the secrets of the world. As players explore the rich sandbox world, they will find that they can open each door, read each book, and interact with each of the thousands of NPCs and creatures spread across hundreds of towns and dungeons.

REAL Choices

No game by Lord British is complete without a deep narrative and difficult ethical dilemmas, and Shroud of the Avatar is no exception. Each choice made by a player (as minor as giving a beggar a coin or as significant as assassinating a lord) will change the response of the game-world to that player. Should players choose to pursue the main narrative, they will find their virtues tested in the 100+ hours of gameplay of Episode I of Shroud of the Avatar.

Shroud of the Avatar’s “Selective Mulitplayer” also gives players the freedom to experience an RPG as they like – open MMO with all players, friends only, or single player online (or offline) play. Those that choose to explore with other players will also find that Portalarium’s brand new server structure allows all players to exist in one reality – no more segregating friends arbitrarily into separate servers (aka “Shards”).

Gallery




Shroud
of
the
Avatar
Forsaken Virtues

Fan Made Trailer | Shroud of the Avatar. This presentation contains offering materials prepared solely by Portalarium without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Media Mentions

Team Story

Portalarium is the third instantiation of one of the most successful PC gaming development teams in history. The leadership team of Portalarium participated in the founding, growth, and monetization of two previous efforts. The first was Origin Systems Inc, which published numerous top selling and award winning PC games through the 1980's and 1990's, including Ultima, Wing Commander, Crusader, and others. The team also includes producers, directors, and staff from the team that pioneered the MMO genre with Ultima Online in 1997 after it was acquired by Electronic Arts.

The core of Portalarium team then created Destination Games in 2000 and was acquired that same year by Korean MMO giant, NCSoft. The Portalarium founders were essential in rapidly growing the U.S. business of NCSoft from its nascent beginnings to hundreds of millions in revenue each year with products like Guild Wars, City of Heroes & Villains, and Tabula Rasa.

The current Portalarium team is a winning combination of the leading minds from the aforementioned history, top experienced talent brought in from other studios, and young talent that we'll grow into the next generation of industry leaders.

We believe this team is uniquely qualified and can demonstrate the ability to yet again redefine online gaming for the ever-growing population of players seeking compelling virtual realities in which to live, work, and play.

Meet the Founders



Richard Garriott de Cayeux
CEO AND CREATIVE DIRECTOR

Richard Garriott aka Lord British is one of the most influential game developers in both the online and offline video game world. He has been publishing games since 1979 (Akalabeth) and created both the Ultima Series and Ultima Online, the one of the first large scale massively multiplayer online games (MMO). He is credited with coining the now ubiquitous term "avatar" for one's virtual self and the category of massively multiplayer online role playing games (MMORPGs). Richard has been inducted into the Computer Gaming Hall of Fame, received the International Game Developers Association Lifetime Achievement Award, and built two leading gaming companies: Origin Systems (sold to Electronic Arts) and Destination Games (sold to NCSoft). After his spaceflight, he founded Portalarium where he is building Shroud of the Avatar, the successor to his previous works.

Key Team Members


Chris Spears
TECHNICAL DIRECTOR


Starr Long
EXECUTIVE PRODUCER


Dallas Snell
COO


Michael Hutchison
ART LEAD


Rhys Romero
QA LEAD / LOCALIZATION SUPPORT MANAGER


Mathew Anderson
SENIOR COMMUNITY MANAGER


Rick Holtrop
ASSOCIATE PRODUCER


Brandon Cotton
SENIOR DESIGNER


Justin Gilbert
SENIOR PROGRAMMER


Scott Jennings
SENIOR DESIGNER / PROGRAMMER


Kevin Wells
LEAD CHARACTER ARTIST


Scott Jones
SENIOR ENVIRONMENT ARTIST


Joaquin Del Canto
PROGRAMMER


Erik Touve
SENIOR PROGRAMMER


Kenneth Pfile
PROGRAMMER


Damon Waldrip
SENIOR TECHNICAL ARTIST / VFX ARTIST


Keith Quinn
WORLD BUILDER / LEVEL DESIGNER


Jason Yenawine
SENIOR SERVER PROGRAM


Esteben Zaldivar
JUNIOR WORLD BUILDER / LEVEL DESIGNER


Reid Rollo
ENVIRONMENT ARTIST


Matt Schmitz
LEAD ANIMATOR


Dan Brennan
WORLD BUILDER / LEVEL DESIGNER


Sarah Dworken
QA / CUSTOMER SERVICE


Travis Koleski
WORLD BUILDER


Chris Wolf
WORLD BUILDER


Damien Foletto
SENIOR QUEST WRITER / DESIGNER


Robert Thompson
PROGRAMMER


Andrea Vinyard
LOCALIZATION

Notable Advisors & Investors

MCF

M8 Capital Fund
Investor, London-based venture capital firm that funds mobile technology companies

SCOUT VENTURES

Scout Ventures
Investor, Seed stage VC firm in NYC that partners with experienced entrepreneurs

FF

Founders Fund
Investor, San Francisco VC firm investing in companies building revolutionary technologies

Q&A with the Founder

Q: Can you provide a brief background of Shroud of the Avatar?

Portalarium: Portalarium is our third gaming company together (Starr Long and Richard Garriott). We developed Ultima Online in the 80's, which achieved millions of players from the 80's into the 90's and sustained into the 2000s. Portalarium had originally considered some smaller mobile / social games, but that crowded market caused us to pivot to a larger MMO style game closer to our roots. To support this new larger vision for Shroud of the Avatar, we ran a highly successful Kickstarter campaign followed by ongoing crowdfunding. SoTA has been the second most crowdfunded game with $11M funding from the player base. About $2M was from Kickstarter which was a finite 30-day campaign and then we transitioned the crowdfunding to our own site. We have been allowing the public to play the game over time and are now at the 39th iteration of the game (we have been releasing every month for 39 months). While the game is already operating and we have 5K-15K monthly players, we will officially release the game this in Summer and raising to fund marketing and monthly dev updates around launch.

Q: What is the difference between Episode 1 and 2 of the game?

Portalarium: All our work to date is for Shroud of the Avatar: Forsaken Virtues, which we often refer to as Episode 1. We have monthly releases the last Thursday of the month to release the next iteration of the game (bug fixes & new capabilities/features). In the future, we plan releases of a new story / episode with additional territory as additional new episodes. Players will likely be charged $45 for each new episode. We will start developing Episode 2 after we have launched Episode 1 and expect to launch additional episodes every 18 months or so.

Q: Can you talk more about revenue streams?

Portalarium: We have one such contract with a Russian company that has already paid us a license fee as an advance against additional future royalties. We may sign additional territorial agreements.

Q: Why is monthly influx of cash in your cash flow so high in July and August 2016?

Portalarium: Prior to July & August 2016, we erased players in our database approximately every quarter as the game data structures changed. In July 2016, we did our final player data wipe, which allowed played to claim goods and real estate permanently. While players still retained deeds they paid for previous to the final wipe, the specific property claims were all erased and everyone had to find new lots. This really motivated beta players to go online and claim properties that became newly available to the public. We will have a similar purge of storyline game state in Summer 2017 at the start of SoTA official story release launch to incentivize new players from our 200K registrations and others in the network, such as Ultima players, into SoTA.

Q: What is the current cash position?

Portalarium: As of May 17th our current cash position is $528k, and we have one of our periodic telethons coming up which commonly net us in excess of $100k additional funds.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series B	Series B
Round size	US $2,000,000	US $2,000,000
Minimum investment	$20,000	US $500
Target minimum	US $500,000	US $500,000
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the campaign end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	None

Use of Proceeds


If Minimum Amount Is Raised
Intermediary Fees
Estimated Attorney Fees
Estimated Accountant/...
General Working Capita...


If Maximum Amount Is Raised
Intermediary Fees
Estimated Attorney Fees
Estimated Accountant/...
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Investor Perks

Investors who invest at the levels below or more will have the option to receive in-game benefits that they can use themselves in game.

$500: Golden Armor and Golden Cloak

- Game Access
- Golden Cloak
- Suit of Golden Clockwork armor

$1000: Golden Row Home

- All of the above
- Golden Lord British Shield
- Tax Free Player Owned Town Row Lot Deed
- Golden Ornate Greenhouse 4-Story Row House
- Golden Clockwork Raven Pet

$10,000: Golden City Home

- All of the above
- Tax Free Player Owned Town City Lot Deed
- Golden Kobold 4-Story Great Hall
- Golden Sword
- Tour of Portalarium Studios (travel expenses not included)

$30,000: Golden Castle

- All of the above
- Tax Free Player Owned Town Castle Lot Deed
- Golden Airship
- Golden Castle Walls
- Golden clockwork pet dragon
- Dinner with Lord and Lady British and other Golden Castle owners at their home Britannia Manor (travel expenses not included)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Portalarium's prior rounds by year.



$26000000
$25000000
$24000000
$23000000
$22000000
$21000000
$20000000
$19000000
Series A (Preferred)
Current Series B (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Series A

Round Size	US $7,041,000
Close Date	Jun 30, 2012
Security Type	Preferred Equity
Pre-money Valuation	US $20,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information.

Operations

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Recognized revenues to date have been through book sales, while all product sales are recorded as deferred revenues, as discussed in Note 4 of Exhibit B, as the revenue recognition criteria has not yet been completed.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows. The software is currently in development and expected to launch in July 2017 at which point sales are expected to increase.

The Company has entered into revenue sharing arrangements with certain third parties in international countries in order to more target these markets more effectively and efficiently. These revenue sharing arrangements vary in terms and could impact future cost of sales and gross margins of the Company. In addition, the Company may explore additional services, service lines, and products in the future that may have an impact on costs of sales and gross margins.

The Company currently requires approximately $230,000 a month to sustain operations.

Liquidity and Capital Resources

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

The company may look for additional financing to complete future episodes.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

The Company has a 3-year lease for its current office space that currently requires rent of $5,077.92 per month running from November 2015 through October 2018

Material Changes and Other Information

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-offering value ascribed to the Company is $25,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



$120
$100
$80
$60
$40
$20
$0
2012
2013
2014
2015
2016
2017

(In Billions) Global Games Market 2012-2017.
The 2014 Global Games Market Report by Newzoo predicts the global games market will reach $102.9 Billion by 2017. This represents a compound annual growth rate (CAGR) of +8.1%, outstripping the previous year's estimate due to the relentless growth of both Asian markets and mobile gaming. That report also shows MMOs as representing approximately 20% of the total gaming market.

There are 1.2 billion active gamers globally and the global game market has now reached nearly $100 billion in revenue. Lord British and the Ultima Online team (of which many are part of the Portalarium team) were pioneers in massively multiplayer online ("MMO") games, a key segment of the global game market, which has generated close to $20 billion in revenues in 2016 and is expected to reach $26 billion by 2019.

Portalarium founders created Ultima Online (considered by some to be the first MMORPG) in 1997 and coined the term MMO that continues to describe the genre. In its first full year of operations (1998), Ultima Online generated $ 17 million in revenues, which represented a majority of the MMO market. The MMO segment has experienced growth since, and commands today close to $20 billion in revenues.

Although there are now numerous strong players competing for MMO market share today, many would acknowledge that Lord British's ongoing vision will continue to chart new territories, especially within the hard core segment.

Risks and Disclosures

We are an independent development company and are building our first large-scale product. The Company was formed in September 2009 and is creating its first major product. Investment in the Company is highly speculative because it entails significant risk that we may never become commercially viable. We need to complete development of our product, and while the funds raised through this offering will be used to fund the development of our product (i.e., the game Shroud of the Avatar), we will require additional funding after this offering to complete the development and then launch our product. Once developed, we will need to transition from a company focused on development to a company that is also capable of successfully marketing, launching and operating the product. We may not be successful in such a transition. As an independent developer, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are subject to all of the risks that are commonplace among independent developers and should be considered as a startup business with significant risk that may face various difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching projected goals and milestones; competition from larger, more established companies; and difficultly recruiting and retaining qualified employees and other personnel. The Company may encounter these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that its business model and plans will be successful or that it will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies continue as a going concern.

Our future revenue is unpredictable and is based upon a single initial game that is currently under development. We cannot guarantee that Shroud of the Avatar or any future products will be successfully developed or that our products will be profitable. Our business is speculative and dependent upon the acceptance of our products and the effectiveness of our marketing program to convince players to choose our products. We cannot assure that consumers will accept our products or that we will earn any revenues or profit. Investors may lose their entire investment. In addition, there is a substantial risk that we may not receive sufficient funding after this offering to complete the development of our game. It is also difficult to accurately forecast our revenues and operating results, and they may fluctuate in the future due to a number of factors. These factors include, but are not limited to, player acceptance of our games, competition from other market participants, and adverse changes in general economic, industry and regulatory conditions and requirements.

The loss of key personnel, or the inability to attract talent, could adversely impact our business. Our success is largely dependent on the retention of certain key personnel, including, but not limited to, our Chief Executive Officer, Creative Director and member of the board of directors, Richard Garriott de Cayeux, and our Executive Producer, Starr Long. Our success is also dependent on the retention of certain of key team members focused on the design, development, engineering and/or production of the product. The loss of services of one or more of any of these key personnel members from our Company could adversely affect our business, projected sales, revenue and prospects. Our success is also dependent on our ability to hire and retain other key team members to assist in, among other things, the production, development and operations of the product. Competition for qualified personnel in the gaming industry is high, and we may have difficulty in hiring and/or retaining necessary personnel for a variety of reasons, including, without limitation, such competitive nature.

We face significant market competition from larger competitors. While many new products are regularly introduced in our industry, it is increasingly difficult to produce high-quality products and to predict, prior to completing product development, what products will succeed. Competitors often develop products that could replicate or compete with products of competitors, which in turn hinders growth of a customer base and profitability. Products published by our competitors may take a larger share of players spending than anticipated, which could cause our product sales to fall below expectations. Players may lose interest in our product. If our competitors develop more successful products and/or offer competitive products at lower prices, our revenues, margins and profitability could be impaired. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. The availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to finance larger budgets for development and marketing, and make higher offers to licensors and developers for commercially desirable properties as well as adopt more aggressive pricing policies to develop more commercially successful products. In addition, larger competitors may have greater leverage with distributors, retailers and other players.

If our game does not function as players expect, it may have a negative impact on our business and model. If our initial product does not function as players expect, our projected sales may suffer and it may negatively impact our business. Re-developing the product to satisfy players could adversely impact the product and disappoint consumers. Additionally, if players do not find our product compelling, our projected revenue and sales will lower and negatively impact our business.

Our players may choose other games and/or other forms of entertainment, and if players do not find our game compelling then our projected revenue will decline. Our player base will drive our revenue and success. The gaming industry is a highly speculative and competitive industry, and players may be critical of our product or business practices for a wide variety of reasons. If players choose other products and/or other forms of entertainment (whether by any action or inaction of our Company or our product), our projected revenue and business will decline. In addition, if our product does not function as players anticipate, if players find products that are more satisfying from their perspective, and/or if players do not find our product entertaining or compelling to their satisfaction, players may choose other products (or otherwise elect to just not use our product), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.

The game may have a short lifecycle and fail to generate significant revenues. The video game industry is characterized by short product lifecycles and the frequent introduction of new games. Many products do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development and distribution. A significant percentage of the sales of new products generally occurs within a relatively short period following the release of a game. Any competitive, financial, technological or other factor which delays or impairs the ability to introduce and sell games could adversely affect our operating results.

Investors may suffer potential loss or dissolution and termination. In the event of a dissolution or termination of the Company, the

proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

Actual results may vary from any projection we present. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

If general economic conditions decline, demand for our product could decline. Our product will involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of a product like ours, during periods in which favorable economic conditions prevail. As a result, our product will be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses in an effort to offset that reduction, and could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and liquidity.

Our operating costs are unpredictable. In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

If we issue additional shares of our stock, stockholders may experience dilution in their ownership of our Company. We have the right to raise additional capital or incur borrowings from third parties to finance our business. In the future we may issue more shares of our common stock or preferred stock. Consequently, stockholders may experience more dilution in their ownership of us in the future.

Certain future distribution relationships have not been established. The Company has established and will establish certain relationships with others, which may include publishing, marketing or distribution partners in certain geographic territories or for certain game platforms. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to any or all of our stockholders could be adversely affected.

There is no public market for the securities and you will have to hold your securities indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your securities, or a sale of the business. Currently, there is no public or other trading market for the securities and there is no current intent to create a public market for the securities. Further, there can be no assurance that the Company will be able to facilitate a private sale of your securities or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Company is of a long-term nature. Accordingly, purchasers of securities will bear the economic risk of investment for an indefinite period of time.

Our buy-to-play business model may not be accepted by the market. Our buy-to-play business model has not been adequately tested in the market, and if the model is not accepted by the market, our business and projected revenue and sales will be negatively impacted. We believe that the buy-to-play business model will be accepted, but cannot confidentially predict the market acceptance for a variety of reasons, including, without limitation, the rise and use of the free-to-play business model in the market. Our buy-to-play business model also depends on sales of subscriptions and digital items, and our results will be materially impacted if we cannot execute on this model.

Marketing costs are volatile and can impact our growth and profitability. Marketing of our product and Company can be done through a variety of outlets, and part of the success of our product may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

We may experience significant revenue fluctuations due to a variety of factors. We may experience significant fluctuations in sales of the product due to a variety of factors, including the timing of the release of the product, the popularity of the product, the timing of customer purchases, fluctuations in the size and rate of growth of consumer demand for the product, and the accuracy of forecasts of consumer demand. Our expectations of future game revenue are based on certain assumptions and projections, and our operating results will be disproportionately and adversely affected by a failure of the product to meet sales expectations. There can be no assurance that we can maintain consistent revenue, and any significant fluctuations in revenue may reduce the value of your investment.

If the product contains defects, the product's and the Company's reputation could be harmed and revenue would be adversely affected. The product will be an extremely complex software program, and is difficult to develop. While we have quality controls in place to detect defects, these quality controls will be subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in the product before it is released into the marketplace. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value your investment.

The video game industry is subject to increasing regulation of content, consumer privacy, and distribution. Non-compliance with laws and regulations could materially adversely affect our business. The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where the Company intends to distribute the product. Such regulation could harm our business by limiting the size of the potential market for the product and by requiring additional differentiation between products for different countries to address varying regulations. If our Company and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

If the product infringes on the intellectual property rights of others, costly litigation would negatively affect sales and our business may suffer. Some of the images and other content in the product may inadvertently infringe upon the intellectual property rights of others. Although we will make efforts to ensure that the product does not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. Infringement claims against the Company, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to stop development, stop selling a game, redesign the product or require us to obtain a license such intellectual property, all of which would be costly and may increase costs and/or negatively affect revenues received by the Company and the value of your investment. We cannot be certain that a game will not infringe on issued trademarks, patents, and copyright rights of others. Our Company may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and thus can negatively affect the results of our operations.

If consumers move away from the platform or platforms our games are distributed on, our growth and revenue would be materially affected. The Company's product will be delivered on the personal computer ("PC") platform, and there is a possibility that it may be delivered on console platforms in the future. If consumers begin to migrate to other platforms, such mobile and/or tablet devices, and the installed base of the platform(s) that the Company has delivered its product(s) loses momentum, the Company's revenue and growth opportunities will be directly and materially affected.

There can be no assurance that we will develop the game on our projected timeline or at all, or that the product will function as intended once developed. There can be no assurance that we can develop Shroud of the Avatar to be a saleable or successful game. Investors must consider that we may not be able to create a game that we can effectively distribute or market. There can be no assurance that we will be able to develop the product on time or at all, or that the product will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected, as will the value of your investment.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	Mar 24, 2017	Folder
Product or Service (25 files)	Mar 24, 2017	Folder
Financials (2 files)	May 30, 2017	Folder
Fundraising Round (1 file)	May 30, 2017	Folder
Investor Agreements (1 file)	May 30, 2017	Folder
Miscellaneous (3 files)	May 30, 2017	Folder

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© 2017 SeedInvest Technology, LLC · Made with care in NYC

EXHIBIT D

portalarium™

We take you there℠

The enclosed materials do not constitute an offer to sell securities or a solicitation of an offer to buy securities. These materials have been prepared for informational purposes only in order to assist prospective investors in evaluating interest in a potential investment in the company. By accepting delivery of these materials, the recipient agrees (A) to keep strictly confidential the contents of these materials, and to not disclose such contents to any third part or otherwise use the content for any purpose other than evaluation by the recipient of an investment in the company, (B) not to copy all or any portion of these materials and (C) to return all these materials to the company up request of the company.

portalarium
We take you there

- Based in Austin, TX
- Games with strong social components
- Critically acclaimed team with Hall of Fame track record
- Current title: Shroud of the Avatar




PRIVATEER
OGRE
STAR WARS
OLD REPUBLIC
And many more...

Shroud of the Avatar Forsaken Virtues™

Key Highlights

- Close to completion: Most of the game features are complete and being polished
- Highly engaged community: Over 60k volunteer testers who have in aggregate logged over 3 million hours / 300 years of gameplay
- Software Uptime: 100% outside scheduled maintenance during the past 3 years (while still in development)
- Funding: 2nd largest crowdfunded game in the US (over $11M raised)


Shroud of the Avatar
Forsaken Virtues

Shroud of the Avatar
Forsaken Virtues

With Shroud of the Avatar, we believe we will transform RPGs again for the tens of millions of RPG players waiting for a breakout!

- **REAL World**
  - Hundreds of towns and adventure maps filled with thousands of NPCs and creatures
  - Fully player driven economy - all the best gear is player crafted
  - Dynamic combat vs. min-max spreadsheets of most MMOs
- **REAL Exploration**
  - Rich sandbox world in the iconic Lord British tradition with over 40 hours of single player story gameplay; everything interacts; go anywhere
  - Real parsed multi-sentence text, auto-journal of personal history
- **REAL Choices**
  - Deep virtue story with hundreds of quests in the iconic Lord British tradition
  - Selective multiplayer - all players in one reality; no segregating "shards"

Market Opportunity

- 1.2 billion active gamers globally projected to have generated nearly $100 billion in revenue in 2016 (with 6.6% projected CAGR)
- Lord British and the *Ultima Online* team (of which many are part of the Portalarium team) were founding pioneers of the MMO market which is projected to have generated close to $20 billion in revenues in 2016 globally (with 9.5% projected CAGR)

Large and Loyal Fan Base

- *Ultima Online* was the 1st MMORPG to surpass 1M total players
- *Shroud of the Avatar* is the 2nd largest crowdfunded game in the US
  - Over $11.3M raised in crowd funds
    - $1.9M Kickstarter campaign
    - $9.4M funded from www.shroudoftheavatar.com
  - Over 64K "Pre-Order" backers
  - "Lifetime value" per backer to date is $220*

*Lifetime value per backer = total contributions / total number of backers

Innovative Development Methods

- Crowd sourced: music, art, code
- "Development in the open"
  - High level of transparency
  - Standup notes posted daily
  - Weekly updates
  - Forums & IRC
  - Monthly releases
  - Monthly Google Hangouts
  - Quarterly schedule updates



Shroud of the Avatar
Flash Sales
(20% OFF)
Update of the Avatar #74 – 2014.05.23: Play R6 Now
The Guardian (voice) Returns!, Founder Emotes, VIP
Roundtable Pics, BotA, and More!
Greetings Fellow Avatars!
Lord British

Business Model

- Episodic (annual) & incremental (monthly) releases
  - Episode 1 available for PC / Mac / Linux
    - $40 for base game full access (limited free trial version available)
    - "Add On Store": prices vary between $5-$12,000 for premium currency, vanity items, and convenience
  - Episodes 2 - 5: PC / Mac / Linux + Console & Mobile
    - Economics similar to Episode 1
    - New episode launch planned every 12-18 months


Shroud of the Avatar
Forsaken Virtues

Leadership:
Richard "Lord British" Garriott



Creative Director & CEO

- 40+ year game industry veteran
- Akalabeth (1979): One of the first computer RPGs
- Founded legendary Origin Systems studio
  - Ultima, Wing Commander, Crusader
- Ultima I-IX, Ultima Online
  - Longest running RPG franchise
  - 1st game in a box, one of first with maps & trinkets
  - Coined the term "MMORPG"
- First U.S. second-generation astronaut



Leadership:
Starr "Darkstarr" Long



Executive Producer

- 25 year industry veteran
- Ultima Online: 1997
  - One of the 1st MMOs
  - Coined terms: "Rares", "Shards"
  - One of the 1st MMOs to have player housing
  - One of the 1st subscription models
  - One of the longest running MMOs in history
- Disney Virtual World Studio
  - Disney Connected Learning



Critical Acclaim


MMOGAMES 2016
BEST CROWDFUNDED GAME

- Winner of multiple E3 awards & mentioned on many "most anticipated" lists
- "The simple fact is that we've reached an era when it is a breath of fresh air to see a developer return to the roots of what an MMORPG could – and perhaps, should – be." - Reuben "Sardu" Waters, Ten Ton Hammer
- "How we love watching Starr Long, Richard Garriott, and crew keep at breakneck pace to make one of the most feature rich sandbox RPGs in ages." - William Murphy, MMORPG
- "From the creator of the old Ultima games (Richard Garriott), Avatar is a crowdfunded RPG that promises to bring back some of what made those games great." - Erik Kain, Forbes
- "The latest Ultima by another name, Shroud of the Avatar: Forsaken Virtues is Richard Garriott's return to epic computer roleplaying, a crowdfunded (and developed), episodic (five total), Ultima Online-like, optionally offline (with a solo story mode) fantasy reapplication of Garriott's respected design principles." - Time's Most Anticipated Games

Investment Opportunity

- Critically acclaimed team with Hall of Fame track record
- Over 40 months of on-time and stable monthly releases
- Highly valuable, active, and loyal fan base
- Join us to support *Shroud of the Avatar's* launch in 2H 2017 and accelerate our global expansion!

EXHIBIT E

Video Transcript

Shroud of the Avatar: Forsaken Virtues

A fantasy RPG that combines Single Player Narrative and Sanbox MMO

Classless character and Skillful Combat!

A new way to fight!

Build custom decks and dynamically activate skills as they are drawn!

Consensual World PVP

Open PVP flagging

PvP-Only Zones and Guild Warfare

Non-instanced Player Housing Like you've never seen before!

Player Driven Economy with a Deep Crafting System

Best items in the world are created by players!

Discover new recipes!

Early Access and Open Development

Join our community today and help shape the game!